7-16

04015538

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 16 2004
808

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
FEB 27 2004
WASH. D.C.
158

SEC FILE NUMBER
8- 18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 1, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUNCAN-WILLIAMS Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 POPLAR AVE., SUITE 300
(No. and Street)

MEMPHIS (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON MALMO (901)260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHEA & IVY, P.L.C.
(Name – *if individual, state last, first, middle name*)

6000 POPLAR AVE., SUITE 250 (Address) MEMPHIS (City) TN (State) 38119 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 23 2004 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/16

OK 2/10

OATH OR AFFIRMATION

I, DUNCAN F. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNCAN-WILLIAMS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

DUNCAN F. WILLIAMS, PRESIDENT

Title

DEBRA S. SMITH My Commission Expires NOTARY PUBLIC AT LARGE April 20, 2005 SHELBY COUNTY, TN

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash		$ 402,684
Cash segregated under federal regulations		124,117
Receivable from clearing organization		100,798
Receivables from non-customers		563,928
Securities owned, at market value		50,858,644
Furniture and equipment, net of accumulated depreciation of $425,492		1,501,788
Other Assets		
Accrued interest on securities owned	$ 340,612	
Commissions, claims, and other receivables, net of allowance for bad debts of $50,000	229,352	
Deferred income taxes	236,200	
Other receivable and miscellaneous	328,773	1,134,937
		$ 54,686,896

See notes to financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Payable to clearing organization and bank		$ 10,017,918
Payable to broker		198,028
Securities sold, but not yet purchased, at market value		17,697,732
Other Liabilities		
Accounts payable	$ 542,323	
Income taxes payable	760,096	
Deferred income taxes	374,300	
Accrued expenses and other liabilities	3,355,205	5,031,924
		32,945,602
Commitments and Contingent Liabilities		-
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized, issued and outstanding 700,000 shares with par value of $10 a share		7,000,000
Class B (voting) - authorized, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		1,000,000
Retained earnings		13,739,987
		21,741,294
		$ 54,686,896